UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
March 17, 2014

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Health Insurance Innovations, Inc.

File No. 1-35811 - CF# 29933

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       Health Insurance Innovations, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 8-K filed on July 23, 2013.

       Based on representations by Health Insurance Innovations, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.1	through March 31, 2014
Exhibit 10.2	through October 17, 2016
Exhibit 10.3	through January 31, 2016

       For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Kevin M. O'Neill
Deputy Secretary